RADICA GAMES LIMITED
                              ANNOUNCES SEIZURE OF
                           BASS FISHIN'(TM) KNOCKOFFS

FOR IMMEDIATE RELEASE                     CONTACT:  PATRICK S. FEELY
APRIL 14, 1998                                      PRESIDENT & COO
                                                    (LOS ANGELES, CALIFORNIA)
                                                    (626) 744 1150

                                                    DAVID C.W. HOWELL
                                                    EXECUTIVE V.P. & CFO
                                                    (HONG KONG)
                                                    (852) 2688 4201



(Hong Kong) Radica Games Limited (NASDAQ RADAF) announced today that U.S. Customs agents have seized, at the U.S. border in Los Angeles, a shipment of knock-off products that infringe Radica's hot-selling Bass Fishin'(TM) handheld electronic game.

Over four million Bass Fishin' games have been sold by Radica around the world. In the recent year-end list of top selling toys published by The NPD Group, Bass Fishin' was ranked as the 16th best selling toy in the toy industry in 1997.

"We are determined to protect our intellectual property and will continue to pursue those who infringe upon our rights," said Robert Davids, Radica's CEO.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADAF). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


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